 Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS & NINE MONTHS ENDED SEPTEMBER 30, 2021

Singapore, November 17, 2021: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or “Company” or “we” or “us” or “our”), a global provider of maritime transportation services predominantly in the drybulk sector, today announced its unaudited earnings results for the three months and nine months ended September 30, 2021.

Financial Highlights for the three months Ended September 30, 2021

▪	Revenues of $135.1 million

▪	Gross profit of $62.0 million

▪	Profit for the period of $49.1 million

▪	Profit for the period attributable to owners of the Company of $44.0 million, or $2.29 per ordinary share

▪	Adjusted net income of $45.8 million, or $2.38 per ordinary share(1)

▪	Adjusted EBITDA of $69.0 million(1)

▪	Repurchased a combined total of 91,871 ordinary shares in the open market on NASDAQ and the JSE at an average price of $14.87 per share

▪	Handysize and supramax/ultramax TCE per day of $25,919 and $29,934, respectively(1)

Financial Highlights for the nine months Ended September 30, 2021

▪	Revenues of $366.4 million

▪	Gross profit of $110.2 million

▪	Profit for the period of $76.7 million

▪	Profit for the period attributable to owners of the Company of $66.1 million, or $3.44 per ordinary share

▪	Adjusted net income of $67.3 million, or $3.50 per ordinary share(1)

▪	Adjusted EBITDA of $131.5 million(1)

▪	Repurchased a combined total of 125,338 ordinary shares in the open market on NASDAQ and the JSE at an average price of $13.16 per share.

▪	Handysize and supramax/ultramax TCE per day of $18,847 and $21,514, respectively(1)

▪	Period end cash and cash equivalents of $76.1 million and restricted cash of $9.0 million

(1) Adjusted EBITDA, Adjusted net income and TCE per day are non-GAAP financial measures. For the definitions of these non-GAAP financial measures and the reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to the definitions and reconciliations in “Non-GAAP Financial Measures” at the end of this press release.

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Operational Highlights for the three months Ended September 30, 2021

▪

The Company exercised its option to extend the firm charter-in period of the 2015-built supramax bulk carrier IVS Pinehurst for 11 to 13 months at $10,000/day, starting from approximately January 3, 2022.

▪	On September 1, 2021, the acquisition of the remaining 31.14% equity stake in its IVS Bulk joint venture (“IVS Bulk”) and concurrent redemption of the IVS Bulk preference shares were concluded.

▪	On September 15, 2021, the Company amended one of its existing credit facilities to drawdown an additional $23.0 million to fund the IVS Bulk acquisition described above.

▪	On September 16, 2021, the Company completed the acquisition of the 2019 Japanese-built ultramax bulk carrier IVS Phoenix for $23.5 million and the concurrent financing for $25.0 million.

Recent Developments

▪

On November 17, 2021, the Company’s Board of Directors declared an interim quarterly cash dividend of $0.72 per ordinary share, payable on or about December 13, 2021, to all shareholders of record as of December 3, 2021 (the “Record Date”). As of November 17, 2021, there were 19,185,352 common shares of the Company outstanding (excluding treasury shares). The dividend is the first dividend declared under the Company’s recently announced capital return policy and represents approximately 30% of the Company’s net income for the third quarter of 2021, as adjusted for certain extraordinary items and after deducting the $1.4 million of shares repurchased during the quarter.

In view of the Record Date of December 3, 2021, shareholders may not reposition shares between the JSE and the U.S. Register during the period from December 1, 2021, at 9.00 a.m. (South African time) until December 6, 2021at 9.00 a.m. (South African time).

▪	The Company exercised its option to extend the firm charter-in period of the 2014-built supramax bulk carrier IVS Naruo for 12 months at $13,000/day, starting from approximately January 21, 2022.

▪	As of November 14, 2021, we have contracted the following TCE per day for the fourth quarter of 2021 (1):

-	Handysize: approximately 1,205 operating days(2) at an average TCE per day of approximately $30,265

-	Supramax/ultramax: approximately 1,579 operating days(2) at an average TCE per day of approximately $33,102

(1) TCE per day is a non-GAAP financial measure. For the definition of this non-GAAP financial measure and the reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to the definitions and reconciliations in “Non-GAAP Financial Measures” at the end of this press release.

(2) Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.

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CEO Commentary

Martyn Wade, the Chief Executive Officer of Grindrod Shipping, commented:

“During the third quarter of 2021, Grindrod Shipping achieved stronger results taking full advantage of the robust market conditions and our expanded owned fleet following the acquisition of the remaining portion of our IVS Bulk subsidiary. We generated Gross Profit, Profit for the period attributable to owners of the Company, Adjusted EBITDA and Adjusted Net Income of $62.0 million, $44.0 million, $69.0 million, and $45.8 million, respectively. We are particularly pleased to announce the declaration of our first quarterly cash dividend of $0.72 per ordinary share under our new dividend and capital return policy of returning approximately 30% of our Adjusted Net Income to our shareholders through a combination of share repurchase and dividends.

Today, Grindrod Shipping is strategically positioned to benefit from the robust dry bulk market. With an average age of six years, our Fleet consists of approximately 70% “Eco” vessels built predominantly in Japan, and is, we believe, among the youngest and most efficient in the industry, with distinct commercial and operational advantages. In addition, our dynamic and flexible commercial strategy of opportunistically chartering-in vessels at attractive rates on both long- and short-term time charters with extension options improves our ability to service our cargo contracts and realise potential earnings and profitability with contracted rates which are at levels significantly below the current spot rates. We were also able to generate additional revenue during the period from our short-term fleet, with several vessels that were opportunistically chartered-in during 2020 at rates well below current spot rates. The original charters contained fixed rate extension options which continue to benefit the profitability of the Company.

Furthermore, as also disclosed, we hold purchase options for five of our long-term chartered-in vessels, below their prevailing market values, thereby presenting us with highly attractive options to grow our owned fleet. The recent acquisition and financing of the IVS Phoenix during the quarter is a prime example of the advantages and benefits of this strategy.

Finally, we were pleased to complete the Company’s first capital markets secondary offering since our spin-off and listing in 2018. The Company did not sell any shares in the offering, but it has benefited from increased daily trading liquidity, has a stronger US institutional shareholder base, and increased market float in the US, which has now reached over 37% of shares outstanding, as of October, 2021.”

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Results for the Three Months Ended September 30, 2021 and 2020

Revenue was $135.1 million for the three months ended September 30, 2021 and $53.9 million for the three months ended September 30, 2020. Vessel revenue was $135.1 million for the three months ended September 30, 2021 and $48.3 million for the three months ended September 30, 2020 due to improved market conditions in the drybulk business.

In the drybulk business, handysize total revenue and supramax/ultramax total revenue was $46.6 million and $87.3 million, respectively, for the three months ended September 30, 2021, and $22.2 million and $26.3 million, respectively, for the three months ended September 30, 2020. Handysize vessel revenue and supramax/ultramax vessel revenue was $46.5 million and $87.3 million, respectively, for the three months ended September 30, 2021, and $16.8 million and $26.2 million, respectively, for the three months ended September 30, 2020. The results for the third quarter of 2021 were positively impacted by higher TCE per day rates achieved in our handysize and supramax/ultramax drybulk carrier segments, reflecting the stronger spot markets in these segments.

In the medium range and small tanker segments, we did not generate any revenue for the three months ended September 30, 2021 due to the sale of the remaining small tanker and two medium range tankers in the second quarter of 2021 as we largely divested from the tanker business to focus on the drybulk segments. Our medium range tankers and small tankers total revenues for the three months ended September 30, 2020 were $1.9 million and $2.0 million, respectively. Medium range tankers and small tankers vessel revenues were $1.9 million and $2.0 million, respectively for the three months ended September 30, 2020.

Handysize TCE per day was $25,919 per day for the three months ended September 30, 2021 and $6,713 per day for the three months ended September 30, 2020. Supramax/ultramax TCE per day was to $29,934 per day for the three months ended September 30, 2021 and $10,831 per day for the three months ended September 30, 2020.

Cost of sales was $73.1 million for the three months ended September 30, 2021 and $52.3 million for the three months ended September 30, 2020. Cost of sales increased due to higher charter hire costs incurred for our short-term chartered-in vessels as drybulk spot charter rates increased significantly during 2021.

In the drybulk business, our handysize segment and supramax/ultramax segment cost of sales was $21.4 million and $52.1 million, respectively, for the three months ended September 30, 2021 and $24.2 million and $25.8 million, respectively, for the three months ended September 30, 2020.

Handysize voyage expenses and supramax/ultramax voyage expenses were $6.6 million and $19.7 million, respectively, for the three months ended September 30, 2021 and $5.8 million and $6.9 million, respectively, for the three months ended September 30, 2020. Handysize vessel operating costs and supramax/ultramax vessel operating costs were $7.9 million and $4.0 million, respectively, for the three months ended September 30, 2021, and $7.7 million and $4.0 million, respectively, for the three months ended September 30, 2020. Handysize vessel operating costs per day were $5,707 per day for the three months ended September 30, 2021 and $5,168 per day for the three months ended September 30, 2020. Supramax/ultramax vessel operating costs per day were $5,306 per day for the three months ended September 30, 2021 and $5,438 per day for the three months ended September 30, 2020. Vessel operating costs per day were higher in the handysize drybulk carrier segment for the third quarter of 2021 in comparison to the third quarter of 2020 due to increased crew repatriation costs partly as a result of COVID-19 travel restrictions, quarantine requirements and related costs. Vessel operating costs per day were lower in the supramax/ultramax carrier segment for the third quarter of 2021 in comparison to the third quarter of 2020 due to higher repair costs in the third quarter of 2020 on a small number of vessels arising from the change in fuel which were partially offset by increased crew repatriation costs in the third quarter of 2021 as a result of COVID-19 travel restrictions.

The long-term charter-in costs per day for our supramax/ultramax fleet was $12,858 per day during the three months ended September 30, 2021. During this period, out of 2,258 operating days in the supramax/ultramax segment, 61.6% were fulfilled with owned/long-term chartered-in vessels and the remaining 38.4% with short-term chartered-in vessels.

We divested from the medium range and small tanker segments to focus on the drybulk segments, though we retain one medium range tanker on bareboat charter included in our other tanker segment and as a result did not incur cost of sales for three months ended September 30, 2021. Our medium range tankers and small tankers cost of sales for the three months ended September 30, 2020 were and $1.5 million and $1.1 million, respectively.

Medium range tankers and small tankers voyage expenses were $0 million and $0.4 million, respectively, for the three months ended September 30, 2020. Medium range tankers and small tankers vessel operating costs were $1.1 million and $0.6 million, respectively, for the three months ended September 30, 2020. Medium range tankers and small tankers vessel operating costs per day were $6,022 per day and $6,054 per day, respectively, for the three months ended September 30, 2020.

Gross profit was $62.0 million for the three months ended September 30, 2021 and $1.6 million for the three months ended September 30, 2020.

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Other operating income (expense) was operating income of $0.4 million for the three months ended September 30, 2021 and operating expense of $6.3 million for the three months ended September 30, 2020. Other operating expense in the third quarter of 2020 related to impairments on ships recognized in this period in 2020 and no impairments on ships were recognized in the comparative period of 2021.

Administrative expense was $10.9 million for the three months ended September 30, 2021 and $6.0 million for the three months ended September 30, 2020. Administrative expense increased in the third quarter of 2021 as compared to the third quarter of 2020 due to increased staff costs.

Interest income was $0.1 million for the three months ended September 30, 2021 and $0.1 million for the three months ended September 30, 2020.

Interest expense was $2.4 million for the three months ended September 30, 2021 and $3.9 million for the three months ended September 30, 2020. Interest expense decreased in the third quarter of 2021 as compared to the third quarter of 2020 due to a decrease in LIBOR and the repayment of the mezzanine loan that was priced at a relatively higher interest rate.

Income tax benefit was $0.0 million for the three months ended September 30, 2021 and was $0.1 million for the three months ended September 30, 2020.

Profit for the three months ended September 30, 2021 was $49.1 million compared to a loss of $14.7 million for the three months ended September 30, 2020. Profit attributable to owners of the Company for the three months ended September 30, 2021 was $44.0 million compared to a loss of $14.3 million for the three months ended September 30, 2020.

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Results for the Nine Months Ended September 30, 2021 and 2020

Revenue was $366.4 million for the nine months ended September 30, 2021 and $221.1 million for the nine months ended September 30, 2020. Vessel revenue was $316.0 million for the nine months ended September 30, 2021 and $176.3 million for the nine months ended September 30, 2020. The results for the first nine months of 2021 were positively impacted by higher TCE per day rates achieved in our handysize and supramax/ultramax drybulk business, reflecting the stronger spot markets in these segments, and relatively lower TCE per day rates achieved in our medium range tanker and small tanker segments for the first two quarters of the year, reflecting the weaker spot market in this segment. Ship sale revenue was marginally higher for the nine months of 2021 compared to the nine months of 2020.

In the drybulk business, handysize total revenue and supramax/ultramax total revenue was $107.6 million and $201.7 million, respectively, for the nine months ended September 30, 2021, and $60.8 million and $90.0 million, respectively, for the nine months ended September 30, 2020. Handysize vessel revenue and supramax/ultramax vessel revenue was $107.2 million and $201.7 million, respectively, for the nine months ended September 30, 2021, and $55.1 million and $89.8 million, respectively, for the nine months ended September 30, 2020.

In the tankers business, our medium range tankers and small tankers total revenues were $44.4 million and $8.2 million, respectively, for the nine months ended September 30, 2021, and $51.1 million and $14.6 million, respectively, for the nine months ended September 30, 2020. Medium range tankers and small tankers vessel revenues were $1.8 million and $1.3 million, respectively, for the nine months ended September 30, 2021 and $22.3 million and $5.5 million, respectively for the nine months ended September 30, 2020.

Handysize TCE per day was $18,847 per day for the nine months ended September 30, 2021 and $6,079 per day for the nine months ended September 30, 2020. Supramax/ultramax TCE per day was to $21,514 per day for the nine months ended September 30, 2021 and $9,717 per day for the nine months ended September 30, 2020.

Medium range tankers TCE per day was $8,268 per day for the nine months ended September 30, 2021 and $17,857 per day for the nine months ended September 30, 2020. Small tankers TCE per day was $8,648 per day for the nine months ended September 30, 2021 and $13,118 per day for the nine months ended September 30, 2020.

Cost of sales was $256.2 million for the nine months ended September 30, 2021 and $210.6 million for the nine months ended September 30, 2020. Cost of sales increased due to the higher short-term charter hire costs as drybulk spot charter rates increased in the first nine months of 2021 as well as increased cost of ship sales as two medium range tankers and a small tanker were sold in 2021 compared to the sale of two older medium range tankers, one small tanker and an older handysize bulker with lower cost prices in 2020.

In the drybulk business, our handysize segment and supramax/ultramax segment cost of sales was $63.0 million and $141.0 million, respectively, for the nine months ended September 30, 2021 and $67.4 million and $89.1 million, respectively, for the nine months ended September 30, 2020.

Handysize voyage expenses and supramax/ultramax voyage expenses were $20.7 million and $48.4 million, respectively, for the nine months ended September 30, 2021 and $24.5 million and $37.9 million, respectively, for the nine months ended September 30, 2020. Handysize vessel operating costs and supramax/ultramax vessel operating costs were $23.1 million and $11.5 million, respectively, for the nine months ended September 30, 2021, and $21.0 million and $9.7 million, respectively, for the nine months ended September 30, 2020. Handysize vessel operating costs per day were $5,638 per day for the nine months ended September 30, 2021 and $4,935 per day for the nine months ended September 30, 2020. Supramax/ultramax vessel operating costs per day were $5,244 per day for the nine months ended September 30, 2021 and $4,955 per day for the nine months ended September 30, 2020. Vessel operating costs per day were higher in the handysize and supramax/ultramax drybulk carrier segments for the first nine months of 2021 in comparison to the first nine months of 2020 due to increased crew repatriation costs partly as a result of COVID-19 travel restrictions, quarantine requirements and related costs.

The long-term charter-in costs per day for our supramax/ultramax fleet was $12,690 per day during the first nine months of 2021. During this period, out of 7,122 operating days in the supramax/ultramax segment, 58.8% were fulfilled with owned/long-term chartered-in vessels and the remaining 41.2% with short-term chartered-in vessels.

In the tankers business, medium range tankers and small tankers cost of sales were $44.8 million and $8.3 million, respectively, for the nine months ended September 30, 2021 and $42.5 million and $13.0 million, respectively, for the nine months ended September 30, 2020.

Medium range tankers voyage expenses and small tankers voyage expenses were $0.0 million and $0.4 million, respectively, for the nine months ended September 30, 2021 and $0.0 million and $1.3 million, respectively, for the nine months ended September 30, 2020. Medium range tankers vessel operating costs and small tankers vessel operating costs were $1.4 million and $0.6 million, respectively, for the nine months ended September 30, 2021 and $5.8 million and $2.1 million, respectively, for the nine months ended September 30, 2020. Medium range tankers vessel operating costs per day were $6,634 per day for the nine months ended September 30, 2021 and $6,530 per day for the nine months ended September 30, 2020. Small tankers vessel operating costs per day were $5,895 per day for the nine months ended September 30, 2021 and $6,288 per day for the nine months ended September 30, 2020.

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Gross profit was $110.2 million for the nine months ended September 30, 2021 and $10.5 million for the nine months ended September 30, 2020.

Other operating income (expense) was an income of $0.8 million for the nine months ended September 30, 2021 and an expense of $4.1 million for the nine months ended September 30, 2020. Other operating income increased in the first nine months of 2021 as compared to the first nine months of 2020. The reversals of impairments on ships and on right-of-use assets were partly offset by higher impairments on goodwill and intangibles, financial assets and the disposal group for the nine months ended September 30, 2021, compared to impairment losses on ships that were partially offset by exchange rate gains in the nine months ended September 30, 2020.

Administrative expense was $26.6 million for the nine months ended September 30, 2021 and $18.2 million for the nine months ended September 30, 2020. Administrative expense increased in the first nine months of 2021 as compared to the first nine months of 2020 due to increased staff costs.

Share of losses of joint ventures was $0.0 million for the nine months ended September 30, 2021 and a loss of 2.6 million for the nine months ended September 30, 2020.

Interest income was $0.2 million for the nine months ended September 30, 2021 and $0.5 million for the nine months ended September 30, 2020.

Interest expense was $10.2 million for the nine months ended September 30, 2021 and $12.5 million for the nine months ended September 30, 2020. Interest expense decreased in the first nine months of 2021 as compared to the first nine months of 2020 due to a decrease in LIBOR and the repayment of the mezzanine loan that was priced at a relatively higher interest rate.

Income tax benefit (expense) was a benefit of $2.4 million for the nine months ended September 30, 2021 and an expense of $0.5 million for the nine months ended September 30, 2020. The income tax benefit increased in the first nine months of 2021 as compared to the first nine months of 2020 due to the reversal of a provision for a tax-related legal case which was decided in our favor.

Profit for the nine months ended September 30, 2021 was $76.7 million and a loss of $27.0 million for the nine months ended September 30, 2020. Profit attributable to owners of the Company for the nine months ended September 30, 2021 was $66.1 million and a loss of $24.8 million for the nine months ended September 30, 2020.

Net cash flows generated from operating activities was an inflow of $136.6 million for the nine months ended September 30, 2021 and $56.6 million for the nine months ended September 30, 2020. Net cash used in investing activities was an outflow of $46.3 million for the nine months ended September 30, 2021 and $25.5 million for the nine months ended September 30, 2020. Net cash flows used in financing activities was an outflow of $51.8 million for the nine months ended September 30, 2021 and $28.7 million for the nine months ended September 30, 2020.

As of September 30, 2021, we had cash and equivalents of $76.1 million and restricted cash of $9.0 million.

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Conference Call details

Tomorrow, Thursday, November 18, 2021, at 8:00 a.m. Eastern Time/ 3:00 p.m. South African Time/ 9:00 p.m. Singapore Time, the Company's management will host a conference call and webcast to discuss the earnings results.

Conference Call details: Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 553 9962 (US Toll Free Dial In), +0808 238 0669 (UK Toll Free Dial In), +65 3158 5482 (Singapore Dial In), or +27 10 5003039 (South Africa Dial In), +44 (0) 2071 928592 (International Standard Dial In). Please quote “Grindrod” to the operator.

Slides and Audio Webcast / Slides Presentation details

There will be a live, and then archived webcast of the conference call and accompanying slides, accessible through the Grindrod Shipping website www.grinshipping.com (click on Notices & Events). The slide presentation of the third quarter 2021 financial results will be accessible in PDF format 10 minutes prior to the conference call and webcast. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Grindrod Shipping

Grindrod Shipping owns and operates a diversified fleet of owned, long-term and short-term chartered-in drybulk vessels predominantly in the handysize and supramax/ultramax segments. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a Fleet of 31 vessels consisting of 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers. The company also owns one medium range tanker on bareboat charter. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

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 Fleet Table

The following table sets forth certain summary information regarding our fleet as of the date of this press release.

Drybulk Carriers — Owned Fleet (23 Vessels)

Vessel Name	Built	Country of Build	DWT	Ownership Percentage		Type of Employment
Handysize – Eco
IVS Tembe	2016	Japan	37,740	100	% (1)	IVS Commercial(2)
IVS Sunbird	2015	Japan	33,400	100	% (1)	IVS Handysize Pool
IVS Thanda	2015	Japan	37,720	100	% (1)	IVS Commercial(2)
IVS Kestrel	2014	Japan	32,770	100	% (1)	IVS Handysize Pool
IVS Phinda	2014	Japan	37,720	100	% (1)	IVS Commercial(2)
IVS Sparrowhawk	2014	Japan	33,420	100	% (1)	IVS Handysize Pool
Handysize
IVS Merlion	2013	China	32,070	100%		IVS Handysize Pool
IVS Raffles	2013	China	32,050	100%		IVS Handysize Pool
IVS Ibis	2012	Japan	28,240	100%		IVS Handysize Pool
IVS Kinglet(3)	2011	Japan	33,130	100%		IVS Handysize Pool
IVS Magpie(3)	2011	Japan	28,240	100%		IVS Handysize Pool
IVS Orchard	2011	China	32,530	100%		IVS Handysize Pool
IVS Knot(3)	2010	Japan	33,140	100%		IVS Handysize Pool
IVS Sentosa	2010	China	32,700	100%		IVS Handysize Pool
IVS Kingbird	2007	Japan	32,560	100%		IVS Handysize Pool
Supramax/Ultramax – Eco
IVS Prestwick	2019	Japan	61,300	100%		IVS Supramax Pool
IVS Okudogo	2019	Japan	61,330	100%		IVS Supramax Pool
IVS Phoenix(3)(4)	2019	Japan	61,470	100%		IVS Supramax Pool
IVS Swinley Forest	2017	Japan	60,490	100	% (1)	IVS Supramax Pool
IVS Gleneagles	2016	Japan	58,070	100	% (1)	IVS Supramax Pool
IVS North Berwick	2016	Japan	60,480	100	% (1)	IVS Supramax Pool
IVS Bosch Hoek	2015	Japan	60,270	100	% (1)	IVS Supramax Pool
IVS Hirono	2015	Japan	60,280	100	% (1)	IVS Supramax Pool
IVS Wentworth	2015	Japan	58,090	100	% (1)	IVS Supramax Pool

 Drybulk Carriers — Long-Term Charter-In Fleet (8 Vessels)

Vessel Name	Built	Country of Build	DWT	Daily Charter-in Rate(14) on September 30, 2021	Charter-in Period(5)	Purchase Option price (Millions)		Type of Employment
Supramax/Ultramax – Eco
IVS Atsugi(6)	2020	Japan	62,660	$12,200	2022-24		$25.2	IVS Supramax Pool
IVS Pebble Beach(7)	2020	Japan	62,660	$12,200	2022-24		$25.2	IVS Supramax Pool
IVS Hayakita(8)	2016	Japan	60,400	$13,500	2023-26	$	~24.4	IVS Supramax Pool
IVS Windsor(9)	2016	Japan	60,280	$13,385	2023-26		-	IVS Supramax Pool
IVS Pinehurst(10)	2015	Philippines(11)	57,810	$9,000	2023		$18.0	IVS Supramax Pool
IVS Crimson Creek(12)	2014	Japan	57,950	$17,500	2022		-	IVS Supramax Pool
IVS Naruo(13)	2014	Japan	60,030	$12,750	2022-24	$	~16.1	IVS Supramax Pool

Tankers – Owned Fleet (1 Vessel)

Vessel Name	Built	Country of Build	DWT	IMO Designation	Ownership Percentage	Type of Employment
Medium Range Tankers – Eco
Matuku(3)	2016	South Korea	50,140	II,III	100%	Bareboat Charter (Expires Q2 2022)

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(1)	100% ownership interest following the acquisition of the remaining interest in IVS Bulk (a subsidiary) on September 1, 2021.

(2)	Commercially managed by Grindrod Shipping alongside the IVS Handysize Pool.

(3)	IVS Knot, IVS Kinglet, IVS Magpie, Matuku and IVS Phoenix have each undergone separate financing arrangements in which we sold these vessels but retained the right to control the use of these vessels for a period up to 2030, 2031, 2031, 2035 and 2036, respectively, and we have an option to acquire IVS Knot, IVS Kinglet and IVS Magpie commencing in 2021, the Matuku in 2022 and the IVS Phoenix in 2023. We regard the vessels as owned since we have retained the right to control the use of the vessels.

(4)	The vessel was acquired from its owners on September 16, 2021.
(5)	Expiration date range represents the earliest and latest re-delivery periods due to extension options.

(6)	Chartered-in until Q4 2022 with two one-year options to extend, at charter-in rates of $12,950 per day for the first extension year and $13,700 per day for the second extension year. The purchase option is exercisable beginning in Q4 2022 subject to contract terms and conditions.

(7)	Chartered-in until Q3 2022 with two one-year options to extend, at charter-in rates of $12,950 per day for the first extension year and $13,700 per day for the second extension year. The purchase option is exercisable beginning in Q3 2022 subject to conditions.
(8)	Chartered-in until Q3 2023 with two one-year options to extend and one nine-month option to extend, at charter-in rates of $14,000 per day for the first extension year, $14,500 per day for the second extension year, and $14,800 per day for the following nine-month extension period. The purchase option is exercisable next in Q3 2022 subject to contract terms and conditions and includes an estimated Japanese Yen denominated component but excludes estimated 50/50 profit sharing with vessel owner. The Japanese Yen component has been converted to at a rate of 112 Yen to $1.
(9)	Chartered-in until Q3 2023 with two one-year options to extend and one nine-month option to extend, at charter-in rates of $13,885 per day for the first extension year, $14,385 per day for the second extension year, and $14,885 per day for the following nine-month extension period.
(10)	Chartered-in at $9,000 per day until January 3, 2022, and thereafter at $10,000 per day until Q1 2023. The purchase option is exercisable at any time prior to Q4 2022 subject to contract terms and conditions.
(11)	Constructed at Tsuneishi Cebu Shipyard, a subsidiary of Tsuneishi Shipbuilding of Japan.
(12)	Chartered-in at 101% of the BSI-58 index with a floor of $8,500 per day and ceiling of $17,500 per day until Q2 2022. In the current market the ceiling rate of $17,500 is applicable.
(13)	Chartered-in until January 21, 2022 at $12,750 with three one-year options to extend at $13,000 per day for each extension year. The first extension year was exercised and the second extension period will be exercisable beginning Q4 2022. The purchase option is exercisable next in Q4 2022 subject to contract terms and conditions and includes an estimated Japanese Yen denominated component which has been converted to at a rate of 112 Yen to $1.
(14)	Charter-in rate: The basic payment to the charterer for the use of the vessel under time charter. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current shipping market rates. The rate does not include any additional costs that are specified in the contract such as address commission, brokerage costs and victualing costs.

Unaudited Segment Information(1)

	Three months ended September 30,		Nine months ended September 30,
(In thousands of U.S. dollars)	2021	2020	2021	2020

Drybulk Carriers Business
Handysize Segment
Revenue	$46,551	$22,190	$107,617	$60,830
Cost of sales	(21,403)	(24,227)	(62,989)	(67,363)
Supramax/Ultramax Segment
Revenue	$87,253	$26,273	$201,720	$90,031
Cost of sales	(52,108)	(25,757)	(141,049)	(89,074)

Tanker Business
Medium Range Tanker Segment
Revenue	$-	$1,898	$44,410	$51,101
Cost of sales	-	(1,454)	(44,838)	(42,501)
Small Tanker Segment
Revenue	$-	$2,015	$8,150	$14,616
Cost of sales	-	(1,075)	(8,295)	(13,041)

(1)	Segment information includes the proportionate share of joint ventures, which differs from the consolidated statements of profit or loss in our unaudited interim condensed consolidated financial statements which account for our investments in joint ventures under the equity method.

10

Selected Historical and Statistical Data of Our Operating Fleet(1)

Set forth below are selected historical and statistical data of our operating fleet for the three months and the nine months ended September 30, 2021 and September 30, 2020 that we believe may be useful in better understanding our operating fleet’s financial position and results of operations(1). This table contains certain information regarding TCE per day, vessel operating costs per day and long-term charter-in costs per day which are non-GAAP measures. For a discussion of certain of these measures, see “Non-GAAP Financial Measures” at the end of this press release.

	Three months ended September 30,		Nine months ended September 30,
(In thousands of U.S. dollars)	2021	2020	2021	2020

Drybulk Carriers Business
Handysize Segment
Calendar days(2)	1,631	1,825	4,789	5,269
Available days(3)	1,572	1,688	4,674	5,106
Operating days(4)	1,537	1,635	4,589	5,020
Owned fleet operating days(5)	1,287	1,301	3,895	4,007
Long-term charter-in days(6)	-	-	-	-
Short-term charter-in days(7)	250	334	694	1,013
Fleet utilization(8)	97.8%	96.9%	98.2%	98.3%
TCE per day(9)	$25,919	$6,713	$18,847	$6,079
Vessel operating costs per day(10)	$5,707	$5,168	$5,638	$4,935
Long-term charter-in costs per day(11)	$-	$-	$-	$-
Supramax/Ultramax Segment
Calendar days(2)	2,339	1,879	7,302	5,536
Available days(3)	2,318	1,864	7,232	5,515
Operating days(4)	2,258	1,778	7,122	5,334
Owned fleet operating days(5)	736	691	2,140	1,829
Long-term charter-in days(6)	655	512	2,048	1,639
Short-term charter-in days(7)	867	575	2,934	1,866
Fleet utilization(8)	97.4%	95.4%	98.5%	96.7%
TCE per day(9)	$29,934	$10,831	$21,514	$9,717
Vessel operating costs per day(10)	$5,306	$5,438	$5,244	$4,955
Long-term charter-in costs per day(11)	$12,858	$12,092	$12,690	$12,035

Tankers Business
Medium Range Tankers Segment
Calendar days(2)	-	194	213	1,250
Available days(3)	-	194	213	1,250
Operating days(4)	-	194	213	1,248
Owned fleet operating days(5)	-	184	213	879
Long-term charter-in days(6)	-	10	-	369
Short-term charter-in days(7)	-	-	-	-
Fleet utilization(8)	-	100%	100%	99.8%
TCE per day(9)	$-	$9,784	$8,268	$17,857
Vessel operating costs per day(10)	$-	$6,022	$6,634	$6,530
Long-term charter-in costs per day(11)	$-	$15,305	$-	$15,306
Small Tanker Segment
Calendar days(2)		92	105	333
Available days(3)	-	92	105	333
Operating days(4)	-	92	105	323
Owned fleet operating days(5)	-	92	105	323
Long-term charter-in days(6)	-	-	-	-
Short-term charter-in days(7)	-	-	-	-
Fleet utilization(8)	-	100%	100%	97.0%
TCE per day(9)	$-	$17,511	$8,648	$13,118
Vessel operating costs per day(10)	$-	$6,054	$5,895	$6,288
Long-term charter-in costs per day(11)	$-	$-	$-	$-

11

(1)	Segment results of operations include the proportionate share of joint ventures, which differs from the consolidated statements of profit or loss in our unaudited interim condensed consolidated financial statements which account for our investments in joint ventures under the equity method.

(2)	Calendar days: total calendar days the vessels were in our possession for the relevant period.

(3)	Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue.

(4)	Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue. Comparability of operating days was affected by the consolidation of the IVS Bulk vessels in February 2020.

(5)	Owned fleet operating days: the number of operating days in which our owned fleet is operating for the relevant period.

(6)	Long-term charter-in days: the number of operating days in which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our fleet, we will continue to regard them as part of our fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.

(7)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.

(8)	Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.

(9)	TCE per day: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. Please see “Non-GAAP Financial Measures” at the end of this press release for a discussion of TCE revenue and a reconciliation of revenue to TCE revenue.

(10)	Vessel operating costs per day: vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days and excludes charter-in costs and charter-in days. Please see “Non-GAAP Financial Measures” at the end of this press release for a discussion of vessel operating costs per day.

(11)	Long-term charter-in costs per day: charter costs associated with long-term chartered-in vessels divided by long-term charter-in days for the relevant period. Please see “Non-GAAP Financial Measures” at the end of this press release for a discussion of long-term charter-in costs and its reconciliation to adjusted charter hire costs. That discussion also shows an analysis of adjusted charter hire costs split between long-term charter-in costs and short-term charter-in costs.

The average long-term charter-in costs per day for the supramax/ultramax fleet for the fourth quarter of 2021 is expected to be approximately $12,890/day.

12

Unaudited Interim Condensed Consolidated Statement of Financial Position

	30 September 2021	31 December 2020
	US$’000	US$’000
ASSETS

Current assets
Cash and bank balances	78,455	41,261
Trade receivables	8,781	7,928
Contract assets	3,410	900
Other receivables and prepayments	21,410	18,740
Due from joint ventures	-	1
Loans to joint ventures	798	798
Derivative financial instruments	5,831	458
Inventories	12,625	8,700
	131,310	78,786
Assets classified as held for sale	-	3,825
Total current assets	131,310	82,611

Non-current assets
Restricted cash	6,649	9,304
Ships, property, plant and equipment	442,492	475,303
Right-of-use assets	41,151	49,062
Interest in joint ventures	15	166
Derivative financial instruments	718	-
Intangible assets	269	405
Goodwill	-	960
Other receivables and prepayments	157	-
Other investments	3,040	3,150
Deferred tax assets	1,244	1,138
Total non-current assets	495,735	539,488

Total assets	627,045	622,099

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	31,490	27,355
Contract liabilities	7,416	5,094
Due to joint ventures	4	-
Lease liabilities	32,486	28,120
Bank loans and other borrowings	27,705	53,394
Retirement benefit obligation	147	-
Derivative financial instruments	168	-
Provisions	1,612	80
Income tax payable	772	3,350
	101,800	117,393
Liabilities directly associated with assets classified as held for sale	-	508
Total current liabilities	101,800	117,901

13

Unaudited Interim Condensed Consolidated Statement of Financial Position (cont’d)

	30 September 2021	31 December 2020
	US$’000	US$’000
Non-current liabilities
Trade and other payables	180	198
Lease liabilities	9,522	23,124
Bank loans and other borrowings	224,465	225,038
Derivative financial instrument	589	-
Retirement benefit obligation	1,506	1,819
Total non-current liabilities	236,262	250,179

Capital and reserves
Share capital	320,683	320,683
Other equity and reserves	(14,570)	(23,078)
Accumulated losses	(17,130)	(85,368)
Equity attributable to owners of the Company	288,983	212,237
Non-controlling interests	-	41,782
Total equity	288,983	254,019

Total equity and liabilities	627,045	622,099

14

Unaudited Interim Condensed Consolidated Statement of Profit or Loss

	Three months ended September 30,		Nine months ended September 30,
(In thousands of U.S. dollars, other than per share data)	2021	2020	2021	2020
Revenue	$135,141	53,943	366,388	221,088
Cost of sales
Voyage expenses	(26,284)	(13,531)	(69,793)	(65,942)
Vessel operating costs	(11,111)	(12,509)	(34,410)	(34,761)
Charter hire costs	(20,996)	(8,416)	(54,136)	(27,949)
Depreciation of ships, drydocking and plant and equipment– owned assets	(6,553)	(5,847)	(19,149)	(17,580)
Depreciation of ships and ship equipment – right-of-use assets	(8,863)	(6,203)	(25,909)	(19,539)
Other income (expense)	685	(539)	(2,227)	(1,144)
Cost of ship sale	11	(5,274)	(50,580)	(43,636)
Gross profit	62,030	1,624	110,184	10,537
Other operating income (expense)	427	(6,315)	788	(4,142)
Administrative expense	(10,935)	(6,025)	(26,640)	(18,245)
Share of losses of joint ventures	-	(59)	(29)	(2,597)
Interest income	53	64	152	513
Interest expense	(2,431)	(3,902)	(10,168)	(12,536)
Profit (loss) before taxation	49,144	(14,613)	74,287	(26,470)
Income tax (expense) benefit	(49)	(69)	2,395	(523)
Profit (loss) for the period	49,095	(14,682)	76,682	(26,993)

Profit (loss) for the period attributable to:
Owners of the Company	43,996	(14,279)	66,125	(24,774)
Non-controlling interests	5,099	(403)	10,557	(2,219)
	49,095	(14,682)	76,682	(26,993)

Profit (loss) per share attributable to owners of the Company:
Weighted average number of shares on which the basic per share figures have been calculated	19,242,116	19,006,858	19,216,386	18,952,834
Effect of dilutive potential ordinary shares	863,168	-	863,168	-
Weighted average number of ordinary shares for the purpose of diluted earnings per share	20,105,284	19,006,858	20,079,554	18,952,834
Basic earnings (loss) per share	$2.29	(0.75)	3.44	(1.31)
Diluted earnings (loss) per share	$2.19	(0.75)	3.29	(1.31)

15

Unaudited Interim Condensed Consolidated Statement of Cash Flows

The following table presents cash flow information for each of the nine months ended September 30, 2021 and 2020.

	Nine months ended September 30,
(In thousands of U.S. dollars)	2021		2020
Operating activities	$		$
Profit (loss) before taxation		74,287		(26,470)
Adjustments for:
Share of losses of joint ventures		29		2,597
Net loss on disposal of ships		1,159		692
Net loss on disposal of businesses		25		-
Depreciation and amortisation		45,972		38,076
(Reversal of) impairment loss recognised on ships		(3,557)		9,727
Impairment loss recognised on goodwill and intangibles		965		-
Impairment loss on net disposal group		2,551		576
Reversal of impairment recognised on right-of-use assets		(1,046)		-
Gain on disposal of right-of-use assets		(104)		-
Impairment loss recognised on financial assets		658		-
Provision (reversal of provision) for onerous contracts		1,532		(23)
Recognition of share-based payments expense		1,639		1,337
Net foreign exchange gain		(598)		(5,771)
Interest expense		10,168		12,536
Interest income		(152)		(513)
Operating cash flows before movements in working capital and ships		133,528		32,764
Inventories		(3,800)		6,766
Trade receivables, other receivables and prepayments		(3,781)		(5,545)
Contract assets		(2,510)		2,543
Trade and other payables		3,950		(7,978)
Contract liabilities		2,322		(628)
Due to related parties		439		(426)
Operating cash flows before movement in ships		130,148		27,496
Capital expenditure on ships		(31,736)		(1,411)
Proceeds from disposal of ships		47,776		40,462
Net cash generated from operations		146,188		66,547
Interest paid		(9,445)		(10,510)
Interest received		151		663
Income tax (paid) refunded		(312)		(54)
Net cash flows generated from operating activities		136,582		56,646
Investing activities
Advances to related parties		-		(1,999)
Repayment of loans and amount due from joint ventures		3		2,512
Purchase of plant and equipment		(28)		(38)
Cash transferred in from disposal group		60		-
Purchase of intangible assets		-		(268)
Net proceeds from disposal of businesses		67		-
Distributions received from joint venture		185		2,571
Payment for acquisition of additional interest in subsidiary, net of cash acquired		(46,634)		(28,313)
Net cash used in investing activities		(46,347)		(25,535)
Financing activities
Long-term interest-bearing debt raised		48,031		34,400
Payment of principal portion of long-term interest-bearing debt		(75,004)		(40,648)
Principal repayments on lease liabilities		(26,766)		(20,629)
Acquisition of treasury shares		(1,660)		-
Restricted cash		3,634		(1,775)
Net cash flows used in financing activities		(51,765)		(28,652)
Net increase in cash and cash equivalents		38,470		2,459
Cash and cash equivalents at the beginning of the period		37,942		32,385
Effect of exchange rate changes on the balance of cash held in foreign currencies		(297)		(1,047)
Cash and cash equivalents at the end of the period		76,115		33,797

16

Non-GAAP Financial Measures

The financial information included in this press release includes certain “non-GAAP financial measures” as such term is defined in SEC regulations governing the use of non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with IFRS. For example, non-GAAP financial measures may exclude the impact of certain unique and/or non-operating items such as acquisitions, divestitures, restructuring charges, large write-offs or items outside of management’s control. Management believes that the non-GAAP financial measures described below provide investors and analysts useful insight into our financial position and operating performance.

TCE Revenue and TCE per day

TCE revenue is defined as vessel revenue less voyage expenses. Such TCE revenue, divided by the number of our operating days during the period, is TCE per day. Vessel revenue and voyage expenses as reported for our operating segments include a proportionate share of vessel revenue and voyage expenses attributable to our joint ventures based on our proportionate ownership of the joint ventures for the period the joint venture existed during the relevant period. The number of operating days used to calculate TCE per day also includes the proportionate share of our joint ventures’ operating days for the period the joint venture existed during the relevant period and also includes charter-in days.

TCE per day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters have to cover voyage expenses and are generally not expressed in per-day amounts while charter hire rates for vessels on time charters do not cover voyage expenses and generally are expressed in per day amounts.

Below is a reconciliation from revenue to TCE revenue for the three month periods ended September 30, 2021 and 2020.

	Three months ended September 30,
	2021			2020
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel Revenue
Handysize	46,460	(6,622)	39,838	16,779	(5,804)	10,975
Supramax/ultramax	87,253	(19,662)	67,591	26,199	(6,942)	19,257
Medium range tankers	-	-	-	1,899	(1)	1,898
Small tankers	-	-	-	2,015	(404)	1,611
Other drybulk carriers	1			62
Other tankers	1,345			1,324
Ship sale revenue	-			5,178
Other revenue	82			487
Adjustments*	-			-
Revenue	135,141			53,943

Below is a reconciliation from revenue to TCE revenue for the nine month periods ended September 30, 2021 and 2020.

	Nine months ended September 30,
	2021			2020
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel Revenue
Handysize	107,217	(20,729)	86,488	55,052	(24,535)	30,517
Supramax/ultramax	201,666	(48,441)	153,225	89,764	(37,933)	51,831
Medium range tankers	1,762	(1)	1,761	22,288	(2)	22,286
Small tankers	1,333	(425)	908	5,533	(1,296)	4,237
Other drybulk carriers	136			184
Other tankers	3,932			3,916
Ship sale revenue	49,465			43,075
Other revenue	877			1,738
Adjustments*	-			(462)
Revenue	366,388			221,088

*	Vessel revenue earned and voyage expenses incurred by the joint ventures are included within the operating segment information on a proportionate consolidation basis for the period the joint venture existed during the period. Accordingly, joint ventures proportionate financial information are adjusted out to reconcile to the unaudited interim condensed consolidated financial statements.

17

Vessel operating costs per day

Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels during the period. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days for the period the joint venture existed during the relevant period and excludes charter-in costs and charter-in days.

Vessel operating costs per day is a non-GAAP performance measure commonly used in the shipping industry to provide an understanding of the daily technical management costs relating to the running of owned vessels.

Long-term charter-in costs and Long-term charter-in costs per day

Long-term charter-in costs is defined as the charter costs relating to chartered-in vessels included in our fleet from time to time, which are vessels for which the period of the charter that we initially commit to is 12 months or more, even if at a given time the remaining period of their charter may be less than 12 months (“long-term charter-in vessels”). Such long-term charter-in costs, divided by the number of operating days for the relevant vessels during the period, is long-term charter-in costs per day.

Long-term charter-in costs and long-term charter-in costs per day are non-GAAP performance measures used primarily to provide an understanding of the total costs and total costs per day relating to the charter-in of the Company’s long-term chartered-in vessels.

Below is a reconciliation from adjusted charter hire costs to long-term charter-in costs for the three month periods ended September 30, 2021 and 2020.

	Three months ended September 30,
	2021
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs
Handysize	3,538	-	3,538	-	3,538	3,538
Supramax/ultramax	17,458	9,157	26,615	8,422	18,193	26,615
	20,996	9,157	30,153			30,153

	Three months ended September 30,
	2020
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs
Handysize	2,408	-	2,408	-	2,408	2,408
Supramax/ultramax	5,853	6,778	12,631	6,191	6,440	12,631
Medium range tankers	155	-	155	155	-	155
	8,416	6,778	15,194			15,194

Below is a reconciliation from adjusted charter hire costs to long-term charter-in costs for the nine month periods ended September 30, 2021 and 2020.

	Nine months ended September 30,
	2021
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs
Handysize	8,566	-	8,566	-	8,566	8,566
Supramax/ultramax	45,570	27,410	72,980	25,989	46,991	72,980
	54,136	27,410	81,546			81,546

	Nine months ended September 30,
	2020
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs
Handysize	7,259		7,259	-	7,259	7,259
Supramax/ultramax	16,837	19,822	36,659	19,726	16,933	36,659
Medium range tankers	3,853	1,795	5,648	5,648	-	5,648
	27,949	21,617	49,566			49,566

18

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before income tax benefit (expense), interest income, interest expense, share of losses of joint ventures and depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-recurring, non-operating or other items that we believe are not indicative of the ongoing performance of our core operations.

EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by IFRS, and should not be considered in isolation or used as alternatives to profit (loss) for the period or any other indicator of our operating performance.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing our operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between profit (loss) for the period to EBITDA and Adjusted EBITDA for the three months ended September 30, 2021 and 2020 and nine months ended September 30, 2021 and 2020.

	Three months ended September 30,		Nine months ended September 30,
(In thousands of U.S. dollars)	2021	2020	2021	2020

Profit (loss) for the period	$49,095	$(14,682)	$76,682	$(26,993)
Adjusted for:
Income tax expense (benefit)	49	69	(2,395)	523
Interest income	(53)	(64)	(152)	(513)
Interest expense	2,431	3,902	10,168	12,536
Share of losses of joint ventures	-	59	29	2,597
Depreciation and amortization	15,739	12,356	45,972	38,076

EBITDA	67,261	1,640	130,304	26,226

Adjusted for
(Reversal of) impairment loss recognized on ships	-	6,065	(3,557)	9,727
Impairment loss recognized on goodwill and intangibles	-	-	965	-
Reversal of impairment loss recognized on right-of-use assets	-	-	(1,046)	-
Impairment loss on net disposal group	-	-	2,551	576
Loss on disposal of business	-	-	25	-
Share based compensation	1,127	382	1,639	1,337
Registration and offering related expenses	633	-	633	-

ADJUSTED EBITDA	69,021	8,087	131,514	37,866

19

Adjusted net income (loss) and Adjusted Earnings (loss) per share

Adjusted net income (loss) is defined as Profit (loss) for the period attributable to the owners of the Company adjusted for (reversal of) impairment loss recognized on ships, impairment loss recognized on goodwill and intangibles, reversal of impairment loss recognized on right-of-use assets, impairment loss on net disposal group, loss on disposal of business, share based compensation and non-recurring expenditure. Adjusted Earnings (loss) per share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

Adjusted net income (loss) is used by management for forecasting, making operational and strategic decisions, and evaluating current company performance. It is also one of the inputs used to calculate the variable amount that will be returned to shareholders in the form of quarterly dividends and/or share repurchases. Adjusted net income (loss) is not recognized by IFRS, and should not be considered in isolation or used as alternatives to profit (loss) for the period or any other indicator of our operating performance.

Our presentation of Adjusted net income (loss) is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. We consider Adjusted net income (loss) to be useful to management and investors because it eliminates items that are unrelated to the overall operating performance and that may vary significantly from period to period. Identifying these elements will facilitate comparison of our operating performance to the operating performance of our peers. The definitions of Adjusted net income (loss) used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between profit (loss) for the period attributable to the owners of the Company to Adjusted net income (loss) for the three months ended September 30, 2021 and 2020 and nine months ended September 30, 2021 and 2020.

	Three months ended September 30,		Nine months ended September 30,
(In thousands of U.S. dollars, other than per share data)	2021	2020	2021	2020

Profit (loss) for the period attributable to owners of the Company	$43,996	$(14,279)	$66,125	$(24,774)
Adjusted for:
- (Reversal of) impairment loss recognized on ships	-	6,065	(3,557)	9,727
- Impairment loss recognized on goodwill and intangibles	-	-	965	-
- Reversal of impairment loss recognized on right-of-use assets	-	-	(1,046)	-
- Impairment loss on net disposal group	-	-	2,551	576
- Loss on disposal of business	-	-	25	-
- Share based compensation	1,127	382	1,639	1,337
- Registration and offering related expenses	633	-	633	-

Adjusted net income (loss)	45,756	(7,832)	67,335	(13,134)

Weighted average number of shares on which the per share figures have been calculated	19,242,116	19,006,858	19,216,386	18,952,834
Effect of dilutive potential ordinary shares	863,168	-	863,168	-
Weighted average number of ordinary shares for the purpose of diluted per share figures	20,105,284	19,006,858	20,079,554	18,952,834

Basic profit (loss) per share	$2.29	$(0.75)	$3.44	$(1.31)
Diluted profit (loss) per share	$2.19	$(0.75)	$3.29	$(1.31)

Basic Adjusted earnings (loss) per share	$2.38	$(0.41)	$3.50	$(0.69)
Diluted Adjusted earnings (loss) per share	$2.28	$(0.41)	$3.35	$(0.69)

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 Headline earnings (loss) and Headline earnings (loss) per share

The Johannesburg Stock Exchange, or JSE, requires that we calculate and publicly disclose Headline earnings (loss) per share and diluted Headline earnings (loss) per share. Headline earnings (loss) per share is calculated using net income which has been determined based on IFRS. Accordingly, this may differ to the Headline earnings (loss) per share calculation of other companies listed on the JSE because such companies may report their financial results under a different financial reporting framework such as U.S. GAAP.

Headline earnings (loss) for the period represents profit (loss) for the period attributable to owners of the Company adjusted for the re-measurements that are more closely aligned to the operating or trading results as set forth below, and Headline earnings (loss) per share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

The table below presents a reconciliation between Profit (loss) for the period attributable to owners of the Company to Headline earnings (loss) for the three months ended September 30, 2021 and 2020 and the nine months ended September 30, 2021 and 2020.

	Three months ended September 30,		Nine months ended September 30,
(In thousands of U.S. dollars, other than per share data)	2021	2020	2021	2020

Profit (loss) for the period attributable to owners of the Company	$43,996	$(14,279)	$66,125	$(24,774)
Adjusted for:
- (Reversal of) impairment loss recognized on ships	-	6,065	(3,557)	9,727
- Impairment loss recognized on goodwill and intangibles	-	-	965	-
- Reversal of impairment loss recognized on right-of-use assets	-	-	(1,046)	-
- Impairment loss on net disposal group	-	-	2,551	576
- Loss on disposal of business	-	-	25	-

Headline earnings (loss)	43,996	(8,214)	65,063	(14,471)

Weighted average number of shares on which the per share figures have been calculated	19,242,116	19,006,858	19,216,386	18,952,834
Effect of dilutive potential ordinary shares	863,168	-	863,168	-
Weighted average number of ordinary shares for the purpose of diluted per share figures	20,105,284	19,006,858	20,079,554	18,952,834

Basic profit (loss) per share	$2.29	$(0.75)	$3.44	$(1.31)
Diluted profit (loss) per share	$2.19	$(0.75)	$3.29	$(1.31)

Basic headline earnings (loss) per share	$2.29	$(0.43)	$3.39	$(0.76)
Diluted headline earnings (loss) per share	$2.19	$(0.43)	$3.24	$(0.76)

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act 1995 with respect to Grindrod Shipping’s financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, and other matters. These forward looking statements, including, among others, those relating to our future business prospects, revenues and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth below. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Grindrod Shipping at the time these statements were made. Although Grindrod Shipping believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Grindrod Shipping. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Grindrod Shipping’s future operating or financial results; the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region; the effects of the COVID-19 pandemic on our operations and the demand and trading patterns for both the drybulk and product tanker markets, and the duration of these effects; cyclicality of the drybulk and tanker markets, including general drybulk and tanker shipping market conditions and trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the drybulk and tanker shipping industries, including the market for Grindrod Shipping’s vessels; changes in the value of Grindrod Shipping’s vessels; changes in Grindrod Shipping’s business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; competition within the drybulk and tanker industries; seasonal fluctuations within the drybulk and tanker industries; Grindrod Shipping’s ability to employ its vessels in the spot market and its ability to enter into time charters after its current charters expire; general economic conditions and conditions in the oil and coal industries; Grindrod Shipping’s ability to satisfy the technical, health, safety and compliance standards of its customers, especially major oil companies and oil producers; the failure of counterparties to our contracts to fully perform their obligations with Grindrod Shipping; Grindrod Shipping’s ability to execute its growth strategy; international political and economic conditions including additional tariffs imposed by China and the United States; potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events; vessel breakdowns; corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate; fluctuations in interest rates and foreign exchange rates and the uncertainty surrounding the continued existence of the London Interbank Offered Rate; changes in the costs associated with owning and operating Grindrod Shipping’s vessels; changes in, and Grindrod Shipping’s compliance with, governmental, tax, environmental, health and safety regulations including the International Maritime Organization, or IMO 2020, regulations limiting sulfur content in fuels; potential liability from pending or future litigation; Grindrod Shipping’s ability to procure or have access to financing, its liquidity and the adequacy of cash flows for its operation; the continued borrowing availability under Grindrod Shipping’s debt agreements and compliance with the covenants contained therein; Grindrod Shipping’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of its vessels; Grindrod Shipping’s dependence on key personnel; Grindrod Shipping’s expectations regarding the availability of vessel acquisitions and its ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory; adequacy of Grindrod Shipping’s insurance coverage; effects of new technological innovation and advances in vessel design;; Grindrod Shipping’s ability to operate as an independent entity; and the other factors set out in “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 31, 2021. Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events except as required by law.

Company Contact:	Investor Relations / Media Contact:
Martyn Wade / Stephen Griffiths	Nicolas Bornozis / Paul Lampoutis
CEO / CFO	Capital Link, Inc.
Grindrod Shipping Holdings Ltd.	230 Park Avenue, Suite 1536
200 Cantonment Road, #03-01 Southpoint	New York, N.Y. 10169
Singapore, 089763	Tel.: (212) 661-7566
Email: ir@grindrodshipping.com	Fax: (212) 661-7526
Website: www.grinshipping.com	Email: grindrod@capitallink.com

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